 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Holmberg, Larry C. (Last) (First) (Middle) 395 Page Mill Road, MS A3-18 (Street) Palo Alto, CA 94306 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Agilent Technologies, Inc. (A) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Date/Year) November 19, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				1,159.62	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Holmberg, Larry C. - November 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (right to buy)	$15.89	11/19/2002	A |	(A) 40,000	11/19/2003 (1) | 11/18/2012	Common Stock - 40,000		40,000	D
Employee Stock Option (right to buy)	$20.70				10/01/1999 | 09/30/2006	Common Stock - 928		928	D
Employee Stock Option (right to buy)	$30.26				11/21/2000 | 11/20/2006	Common Stock - 303		303	D
Employee Stock Option (right to buy)	$26.69				11/20/2000 | 11/19/2007	Common Stock - 4,337		4,337	D
Employee Stock Option (right to buy)	$30.00				11/18/2000 | 11/17/2009	Common Stock - 25,000		25,000	D
Employee Stock Option (right to buy)	$30.00				02/12/2002 | 11/17/2009	Common Stock - 27,171		27,171	D
Employee Stock Option (right to buy)	$80.28				05/17/2003 | 05/16/2010	Common Stock - 100		100	D
Employee Stock Option (right to buy)	$39.41				11/13/2001 | 11/12/2010	Common Stock - 50,000		50,000	D
Employee Stock Option (right to buy)	$36.02				03/13/2002 | 03/12/2011	Common Stock - 10,000		10,000	D
Employee Stock Option (right to buy)	$25.67				11/26/2002 | 11/25/2011	Common Stock - 75,000		75,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Marie Oh Huber / Attorney-in-fact ________________________________ 11-20-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Holmberg, Larry C. - November 2002
Form 4 (continued)
FOOTNOTE Descriptions for Agilent Technologies, Inc. (A)

Form 4 - November 2002

Larry C. Holmberg
395 Page Mill Road, MS A3-18

Palo Alto, CA 94306
Explanation of responses:

(1)   The option is exercisable in four equal annual installments beginning on the first anniversary of the date of the grant. The first vesting date is stated.

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